STATEMENT OF INVESTMENTS

Dreyfus New Jersey Municipal Money Market Fund, Inc.

February 29, 2008 (Unaudited)

Short-Term Investments--101.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--96.5%				
Atlantic City Board of Education,				
GO Notes, Refunding (Insured;				
FSA)	5.50	12/1/08	1,250,000	1,280,114
BB&T Municipal Trust				
(New Jersey Turnpike				
Authority, Turnpike Revenue)				
(Insured; AMBAC and Liquidity				
Facility; Branch Banking and				
Trust Co.)	3.24	3/7/08	22,330,000 a,b	22,330,000
Bergen County Improvement				
Authority, County-Guaranteed				
Shared DPW Facility Lease				
Revenue Project Notes	4.25	4/30/08	2,500,000	2,502,012
Bergen County Improvement				
Authority, MFHR (Kentshire				
Apartments Project) (Insured;				
FNMA and Liquidity Facility;				
FNMA)	2.90	3/7/08	21,000,000 a	21,000,000
Burlington Township Board of				
Education, GO Notes, Refunding	5.00	1/15/09	775,000	797,801
Camden County Improvement				
Authority, Health Care				
Redevelopment Project Revenue				
(Cooper Health System				
Obligated Group Issue) (LOC;				
Commerce Bank N.A.)	3.25	3/7/08	8,000,000 a	8,000,000
Camden County Improvement				
Authority, MFHR (Liberty Park				
Housing Project) (Liquidity				
Facility; Merrill Lynch)	5.36	3/7/08	8,970,000 a,b	8,970,000
Camden County Improvement				
Authority, Special Revenue				
(Congregation Beth El Project)				
(LOC; Commerce Bank N.A.)	3.21	3/7/08	2,000,000 a	2,000,000
Deptford Township,				
GO Notes, BAN	3.70	11/19/08	1,174,200	1,175,825
East Amwell Township,				
GO Notes, BAN	4.00	5/22/08	1,000,000	1,000,538
East Brunswick Township,				
GO Notes, BAN	4.00	10/10/08	2,337,500	2,343,411
Egg Harbor Township Board of				
Education, GO Notes (Insured;				
MBIA)	3.50	4/1/08	100,000	100,000
Essex County,				
GO Notes, Refunding (Insured;				
FSA)	5.00	6/1/08	1,000,000	1,007,716
Essex County Improvement				

Authority, Revenue (The Children's Institute Project) (LOC; Wachovia Bank)	3.38	3/7/08	1,690,000 a	1,690,000
Essex Fells,				
GO Notes, BAN	3.75	4/11/08	1,752,500	1,752,788
Franklin Lakes,				
GO Notes	3.63	3/1/09	500,000 c	505,350
Haddonfield,				
GO Notes, BAN	4.00	7/24/08	1,508,000	1,509,147
Harding Township,				
GO Notes, BAN	2.50	2/20/09	2,093,000	2,119,547
Irvington Township,				
GO Notes, BAN	4.25	3/14/08	1,388,700	1,388,937
Jersey City,				
GO Notes, Refunding	5.20	10/1/08	1,565,000	1,583,330
Lower Municipal Township Utilities Authority, Revenue (Project Notes)	2.50	2/27/09	3,500,000	3,517,009
Mercer County Improvement Authority, Revenue (Children's Home Society Project) (LOC; Wachovia Bank)	3.38	3/7/08	820,000 a	820,000
New Jersey,				
COP (Equipment Lease Purchase Agreement)	5.00	6/15/08	1,000,000	1,003,506
New Jersey,				
GO Notes	5.00	2/1/09	1,000,000 d	1,024,842
New Jersey,				
GO Notes, Refunding	5.00	7/15/08	1,700,000	1,723,168
New Jersey,				
GO Notes, Refunding	5.00	7/15/08	2,360,000	2,386,452
New Jersey Economic Development Authority, EDR (Hathaway Associates LLC Project) (LOC; Wachovia Bank)	3.43	3/7/08	1,940,000 a	1,940,000
New Jersey Economic Development Authority, EDR (Marco Holdings, LLC Project) (LOC; Wachovia Bank)	3.43	3/7/08	815,000 a	815,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	3.31	3/7/08	1,300,000 a	1,300,000
New Jersey Economic Development Authority, EDR (Republic Services Inc. Project) (LOC; Bank of America)	3.00	3/7/08	2,095,000 a	2,095,000
New Jersey Economic Development Authority, EDR (Saint Peters Preparatory School) (LOC; Wachovia Bank)	3.38	3/7/08	490,000 a	490,000
New Jersey Economic Development Authority, EDR (Services for Children with Hidden Intelligence, Inc. Project)				

(LOC; Fulton Bank)	3.26	3/7/08	4,000,000 a	4,000,000
New Jersey Economic Development Authority, EDR (Stone Brothers Secaucus Project) (LOC; Valley National Bank)	3.21	3/7/08	2,800,000 a	2,800,000
New Jersey Economic Development Authority, EDR (Superior Bakers, Inc./Ginsburg Bakery, Inc. Project) (LOC; PNC Bank N.A.)	3.06	3/7/08	1,835,000 a	1,835,000
New Jersey Economic Development Authority, EDR (The Challenge Printing Company, Inc. Project) (LOC; Wachovia Bank)	3.43	3/7/08	2,000,000 a	2,000,000
New Jersey Economic Development Authority, EDR, Refunding (R. Realty Company Project) (LOC; Wachovia Bank)	3.38	3/7/08	510,000 a	510,000
New Jersey Economic Development Authority, IDR (Advanced Drainage Systems, Inc. Project) (LOC; National City Bank)	3.11	3/7/08	8,545,000 a	8,545,000
New Jersey Economic Development Authority, LR (Somerset Hills YMCA Project) (LOC; Commerce Bank N.A.)	3.21	3/7/08	3,820,000 a	3,820,000
New Jersey Economic Development Authority, Revenue (Buchanan and Zweigle Project) (LOC; Wachovia Bank)	3.43	3/7/08	2,125,000 a	2,125,000
New Jersey Economic Development Authority, Revenue (Catholic Community Services Project) (LOC; Wachovia Bank)	3.38	3/7/08	365,000 a	365,000
New Jersey Economic Development Authority, Revenue (CPC Behavioral Healthcare Project) (LOC; Wachovia Bank)	3.38	3/7/08	3,415,000 a	3,415,000
New Jersey Economic Development Authority, Revenue (Developmental Disabilities Association of New Jersey Inc. Project) (LOC; Wachovia Bank)	3.38	3/7/08	2,215,000 a	2,215,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	2.48	3/7/08	11,600,000 a	11,600,000
New Jersey Economic Development Authority, Revenue (G&W Laboratories, Inc. Project) (LOC; Wachovia Bank)	3.43	3/7/08	4,140,000 a	4,140,000
New Jersey Economic Development Authority, Revenue (Joseph H. Moreng, Jr. and James Moreng				

Leasing Partnership) (LOC; Wachovia Bank)	3.38	3/7/08	930,000 a	930,000
New Jersey Economic Development Authority, Revenue (Melrich Road Development Company, LLC Project) (LOC; Wachovia Bank)	3.43	3/7/08	2,370,000 a	2,370,000
New Jersey Economic Development Authority, Revenue (Oak Hill Academy Project) (LOC; Wachovia Bank)	3.38	3/7/08	1,815,000 a	1,815,000
New Jersey Economic Development Authority, Revenue (Research and Manufacturing Corporation of America Project) (LOC; Wachovia Bank)	3.43	3/7/08	3,515,000 a	3,515,000
New Jersey Economic Development Authority, Revenue (Rose Hill Associates Project) (LOC; Commerce Bank N.A.)	3.31	3/7/08	5,955,000 a	5,955,000
New Jersey Economic Development Authority, Revenue (The Montclair Art Museum Project) (LOC; JPMorgan Chase Bank)	4.00	3/7/08	5,260,000 a	5,260,000
New Jersey Economic Development Authority, Revenue (Three Woodbury Mews Project) (LOC; Bank of America)	2.48	3/7/08	9,525,000 a	9,525,000
New Jersey Economic Development Authority, Revenue (Young Men's Christian Association of Metuchen Project) (LOC; Wachovia Bank)	3.38	3/7/08	1,290,000 a	1,290,000
New Jersey Economic Development Authority, Revenue, Refunding (Station Plaza Park and Ride, L.P. Project) (LOC; Wachovia Bank)	3.43	3/7/08	4,595,000 a	4,595,000
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	6/15/08	1,100,000	1,106,289
New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Bank of America)	3.36	3/7/08	7,000,000 a,b	7,000,000
New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Citibank NA)	3.18	3/7/08	12,000,000 a,b	12,000,000
New Jersey Economic Development Authority, School Facilities Construction Revenue (Putters Program) (Insured; FSA and				

Liquidity Facility; JPMorgan Chase Bank)	3.41	3/7/08	3,395,000 a,b	3,395,000
New Jersey Economic Development Authority, Special Facility Revenue (Port Newark Container Terminal LLC Project) (LOC; Citibank NA)	3.02	3/7/08	33,900,000 a	33,900,000
New Jersey Educational Facilities Authority, Higher Education Facilities Trust Fund Revenue, Refunding	5.00	9/1/08	1,900,000	1,918,710
New Jersey Educational Facilities Authority, Revenue (College of New Jersey Issue) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	7.28	3/7/08	38,000,000 a	38,000,000
New Jersey Health Care Facilities Financing Authority, Department of Human Services, LR (Greystone Park Psychiatric Hospital Project)	5.00	9/15/08	1,000,000	1,015,254
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Joseph's Wayne Hospital, Inc.) (LOC; Valley National Bank)	3.36	3/7/08	4,900,000 a	4,900,000
New Jersey Health Care Facilities Financing Authority, Revenue (Somerset Medical Center Issue) (LOC; Morgan Stanley Bank)	3.31	3/7/08	26,145,000 a,b	26,145,000
New Jersey Health Care Facilities Financing Authority, Revenue, Refunding (Kennedy Health System Obligated Group Issue) (Insured; MBIA)	5.75	7/1/08	1,135,000	1,143,156
New Jersey Housing and Mortgage Finance Agency, Multi-Family Revenue (Insured; FSA and Liquidity Facility; Lloyds TBS Bank PLC)	3.15	3/7/08	5,000,000 a	5,000,000
New Jersey Housing and Mortgage Finance Agency, Multi-Family Revenue (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank PLC)	8.00	3/7/08	15,000,000 a	15,000,000
New Jersey Housing and Mortgage Finance Agency, Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.45	3/7/08	350,000 a,b	350,000
New Jersey Sports and Exposition Authority, State Contract Bonds (Insured; MBIA and				

Liquidity Facility; Credit Suisse Group)	3.94	3/7/08	30,375,000 a	30,375,000
New Jersey Transportation Trust Fund Authority (Putters Program) (Transportation System) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.41	3/7/08	1,500,000 a,b	1,500,000
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	7,800,000 d	7,864,771
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.25	12/15/08	1,000,000	1,017,357
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.19	3/7/08	4,903,500 a,b	4,903,500
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.19	3/7/08	10,220,000 a,b	10,220,000
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.50	1/1/09	2,000,000	2,039,908
Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.20	3/7/08	2,700,000 a,b	2,700,000
Port Authority of New York and New Jersey (Consolidated Bonds, 141st Series) (Insured; CIFG and Liquidity Facility; Wells Fargo Bank)	3.29	3/7/08	7,000,000 a,b	7,000,000
Port Authority of New York and New Jersey (Consolidated Bonds, 143rd Series) (Liquidity Facility; Morgan Stanley Bank)	3.17	3/7/08	7,875,000 a,b	7,875,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.28	3/7/08	4,500,000 a,b	4,500,000
Port Authority of New York and New Jersey (Consolidated Bonds, 148th Series) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.19	3/7/08	10,340,000 a,b	10,340,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.21	3/4/08	7,300,000	7,300,000
Port Authority of New York and New				

Jersey, Equipment Notes	3.22	3/7/08	1,255,000 a	1,255,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4.95	3/7/08	2,385,000 a,b	2,385,000
Port Authority of New York and New Jersey, Transit Revenue (Putters Program) (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	3.51	3/7/08	1,745,000 a,b	1,745,000
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services)	3.41	3/7/08	2,730,000 a,b	2,730,000
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	4,225,000 a,b	4,225,000
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	2,345,000 a,b	2,345,000
South Brunswick Township, Notes	2.00	2/19/09	4,050,000	4,071,271
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	9,290,000 a,b	9,290,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services)	3.26	3/7/08	435,000 a,b	435,000
Toms River, Special Emergency Notes	4.25	8/29/08	2,000,000	2,004,661

Union County, GO Notes (County Vocatonal-Technical Institute)	3.25	2/15/09	1,100,000	1,111,933
Union County, GO Notes (General Improvement and County College)	3.25	2/15/09	700,000	707,594
Voorhees Township, GO Notes, BAN	4.00	7/18/08	1,717,000	1,718,255
Washington Township, GO Notes, BAN	4.00	6/11/08	2,900,000	2,901,945
Wayne Township, GO Notes, BAN	3.50	9/19/08	1,035,000	1,037,785
West Windsor Township, GO Notes, BAN	2.00	2/20/09	1,504,000	1,515,119
Westfield, GO Notes, BAN	3.50	4/10/08	1,000,000	1,000,541
Wildwood Crest, GO Notes, BAN	4.00	3/7/08	1,405,000	1,405,055
Winslow Township, GO Notes, BAN	3.50	3/26/08	2,522,250	2,523,019
U.S. Related--4.6%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.22	3/7/08	9,000,000 a,b	9,000,000
Puerto Rico Government Development Bank, Senior Notes (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.76	3/7/08	1,500,000 a,b	1,500,000
Puerto Rico Housing Finance Corporation, Home Mortgage Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.51	3/7/08	5,870,000 a,b	5,870,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project)	3.21	3/7/08	6,300,000 a	6,300,000
Total Investments (cost $498,382,616)			**101.1%**	**498,382,616**
Liabilities, Less Cash and Receivables			**(1.1%)**	**(5,611,094)**
Net Assets			**100.0%**	**492,771,522**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $168,753,500 or 34.2% of net assets.

c Purchased on a delayed delivery basis.

d These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are

collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants

| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	498,382,616	0
Level 3 - Significant Unobservable Inputs	0	0
Total	498,382,616	0

* Other financial instruments include futures, forwards and swap contracts.